

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2013

Via E-mail
Charif Souki
Chief Executive Officer
Cheniere Energy Partners LP Holdings, LLC
700 Milam Street, Suite 800
Houston, Texas 77002

>   **Re: Cheniere Energy Partners LP Holdings, LLC**
>   **Registration Statement on Form S-1**
>   **Filed September 20, 2013**
>   **File No. 333-191298**

Dear Mr. Souki:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your responses to comments 10, 11 and 12 in our letter dated September 5, 2013. You disclose on page 135 that Cheniere has the ability to relinquish the director voting share at any time, which would extinguish your non-economic voting interest in GP Holdco and you will therefore cease to control GP Holdco. As you control GP Holdco solely at the pleasure of Cheniere, in each of the multiple instances you disclose you control GP Holdco or oversee the operations of Cheniere Partners, please also disclose said control or oversight may be relinquished at any time by Cheniere without cause.

Summary Historical and Pro Forma Financial Data of Cheniere Holdings, page 24

2. We note your responses to comments 14 and 15 in our letter dated September 5, 2013. As you concluded Cheniere's substantive rights overcome the presumption that Cheniere

Holdings has control over GP Holdco under U.S. GAAP and therefore Cheniere Partners, it does not appear the ownership of limited partnership interests in Cheniere Partners results in Cheniere Holdings succeeding to substantially all of the business of Cheniere Partners. Accordingly, please remove references to Cheniere Partners as your predecessor as we do not believe that designation is appropriate. We would not, however, object to the inclusion of selected historical financial data consistent with Item 301 of Regulation S-K of Cheniere Partners given its significance to you. Any such presentation should not refer to Cheniere Partners as your predecessor. Additionally, where you present the financial statements of Cheniere Partners, please ensure prominent disclosure is made regarding the anticipated differences in taxability between Cheniere Partners and you.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 85

Our Relationship with Cheniere Partners, page 85

Results of Operations, page 86

3. We note your responses to comments 19 and 34 in our letter dated September 5, 2013. Please revise your discussion and analysis of the financial statements to clearly indicate, consistent with your response to comment 34, that you do not control GP Holdco under U.S. GAAP.

Business

Cheniere Holdings, page 109

4. Please revise to expand your schedule on page 110 illustrating the number of common units into which the Class B units held by you and Blackstone would convert into at December 31, 2013, 2014 and 2015, as well as any other dates you consider to be significant.

Notes to Pro Forma Financial Statements

Note 2 – Basis of Accounting, page F-7

5. We note your response to comment 33 in our letter dated September 5, 2013, however we do not see your revisions on page F-6 quantifying the total consideration to Cheniere for the LP interests. Please advise or revise as previously requested.

Note 4 – Pro Forma Adjustments and Assumptions, page F-8

6. Please refer to adjustment (C). Please revise to describe the nature of the fees to be paid out of the offering proceeds.

7. We note your response to comment 37 in our letter dated September 5, 2013. Please revise your description of the adjustment on page F-9 to indicate, if true, that the amount represents the annual fee that would have been incurred based on the terms of the Service Agreement. Further, as previously indicated, we will not object to disclosure of the amount of estimated incremental expenses that you will incur under the agreement.

Cheniere Energy Partners, L.P. and Subsidiaries Consolidated Statement of Operations, page F-16

8. We note your response to comment 39 in our letter dated September 5, 2013. Please explain in detail your U.S. GAAP basis for not including the net loss attributable to the Creole Trail Pipeline Business in your calculation of earnings (loss) per unit and revise your disclosure accordingly. Refer to ASC 805-50-45.

Cheniere Energy Partners, L.P. and Subsidiaries Consolidated Statement of Cash Flows, page F-19

9. We note your response to comment 40 in our letter dated September 5, 2013 as well as your disclosure on page F-27 and F-28 regarding restricted cash. Please explain the nature of the restrictions on amounts classified as restricted cash held by Cheniere Partners in further detail. In your response, please tell us what degree of control you have over the use of the funds, whether the outflows and inflows of restricted cash within the financing activities section, and investing activities section, respectively, of your statements of cash flows are with third parties as opposed to amounts being deposited in escrow accounts, and describe in further detail the interaction between the collateral trustee and Sabine Pass Liquefaction.

    Furthermore, please tell us why you believe the amounts you have presented as "investment in restricted cash and cash equivalents" in your statements of cash flows represent a financing cash outflow under ASC 230-10-45-15.

Cheniere Energy Partners, L.P. and Subsidiaries Notes to Consolidated Financial Statements, page F-20

10. We note your response to comment 41 in our letter dated September 5, 2013. Please disclose the substance of your response as required by ASC 280-10-50-20 and 280-10-50-21.

Note 17 – Cash Distributions and Net Income (Loss) per Common Unit, page F-58

11. We note your response to comment 44 in our letter dated September 5, 2013 and your statement that there are differing views as to what amortization model should be applied in these instances. Please describe these other models and tell us the qualitative and quantitative factors you considered in concluding the method you utilized was most reflective of the underlying economics of the BCF and why it was preferable to the other methods under U.S. GAAP. Illustrative examples of the quantitative differences will assist our understanding.

12. Please revise to disclose the method with which you are amortizing the BCF, the effective interest rate, and disclose a 5 year amortization table illustrating the anticipated impact to the capital accounts of common, subordinated and Class B unitholders to allow a reader to understand the timing and significance on earnings per unit. Further, to clarify the period over which the BCF will be amortized, please disclose the date used for conversion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792. Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director